Monocle Holdings Inc.

750 Lexington Avenue, Suite 1501

New York, New York 10022

October 15, 2020

VIA EDGAR

Erin Purnell
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement on Form S-4 (No. 333-235766) of Monocle Holdings Inc.

Dear Ms. Purnell:

On behalf of Monocle Holdings Inc., and pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to October 16, 2020 at 4:05 pm Eastern Time, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Gregory P. Patti, Jr. of Cadwalader, Wickersham & Taft LLP at (212) 504-6780.

Very truly yours,

Monocle Holdings Inc.

By:	/s/ Eric J. Zahler
Name: Eric J. Zahler
Title: President and Director

cc: Gregory P. Patti, Jr., Cadwalader, Wickersham & Taft LLP